Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

82-3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
February 19th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- February 16th 2004

Sincelery yours.

dlw 2/26

Finance Department Manager

F. Moreau

F. MOREAU

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

04 FEB 25 AM 7:21

Paris, February 16, 2004

CIMENTS FRANÇAIS: NEW INCREASE IN NET INCOME THANKS TO HIGH LEVEL OF EXTRAORDINARY ITEMS

At its meeting of February 16, 2004, held under the chairmanship of Mr Yves René Nanot, the Board of Directors of Ciments Français reviewed the group's consolidated accounts for 2003.

2003 CONSOLIDATED FINANCIAL DATA

In millions of euros	2003	2002	%
Sales	2,898.9	2,930.3	-1.1
Operating income	528.6	560.1	-5.6
Net income (Group share)	243.0	208.1	16.7
Cash flow	553.9	486.5	13.9

Business has been stable overall in the European Union with a higher level than forecast in the latter part of the year in France, a decline in Belgium and an increase in Southern Europe. Previous trends persisted in the other countries with a decline in the United States and growth in all the emerging countries, particularly Thailand and Morocco, with the exception of India.

The operating income is down 5.6%, which can be accounted for essentially by the unfavourable exchange rate effect.

The financial year 2003 benefited, on the other hand, from a significant reduction in financial expenses and above all a particularly high level of extraordinary items (48 millions euros), due mainly to the favourable conclusion of previously accrued for commercial and tax disputes.

Impairment tests on long-term asset led to an increased depreciation of goodwill.

Net income stands at 243 millions euros, up 16.7% compared with the previous year.

In view of its level of industrial and financial investments amounting to 237 millions euros, the Group has reduced its debt by 330 millions euros compared with the end of 2002.

PARENT COMPANY RESULTS

The net income of CIMENTS FRANÇAIS S.A. in 2003 amounted to 87,8 millions euros.

DIVIDEND

As last year, a dividend of 1.50 euros per share, combined with a tax credit of 0%, 10% or 50% depending on the system applying to the beneficiary, will be proposed to the Annual Shareholders' Meeting of CIMENTS FRANÇAIS S.A. on 5 April 2004.

OUTLOOK FOR 2004

In a context which is still marked by economic and monetary uncertainty, the Group will continue its industrial efficiency programme to reduce costs and aims to maintain its results at a level comparable with that of 2003 excluding extraordinary items.

Visit our web sites :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20